Exhibit 99.2

Interim Consolidated Statements of financial position (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2017	December 31, 2016
Assets
Current assets:
Cash	$95,064	$115,705
Accounts receivable	284,302	293,682
Income tax recoverable	41,085	38,087
Inventory	25,737	24,136
Total current assets	446,188	471,610
Non-current assets:
Property, plant and equipment	3,422,824	3,641,889
Intangibles	2,834	3,316
Goodwill	206,237	207,399
Total non-current assets	3,631,895	3,852,604
Total assets	$4,078,083	$4,324,214

liabilities and equity
Current liabilities:
Accounts payable and accrued liabilities	$202,285	$240,736
Total current liabilities	202,285	240,736
Non-current liabilities:
Share based compensation (Note 6)	11,631	27,387
Provisions and other	11,669	12,421
Long-term debt (Note 3)	1,844,773	1,906,934
Deferred tax liabilities	113,747	174,618
Total non-current liabilities	1,981,820	2,121,360
Shareholders’ equity:
Shareholders’ capital (Note 4)	2,319,293	2,319,293
Contributed surplus	41,478	38,937
Deficit	(611,312)	(552,568)
Accumulated other comprehensive income (Note 5)	144,519	156,456
Total shareholders’ equity	1,893,978	1,962,118
Total liabilities and shareholders’ equity	$4,078,083	$4,324,214

See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements OF Loss (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2017	2016	2017	2016
Revenue	$275,524	$163,979	$621,324	$465,706
Expenses:
Operating	198,996	111,712	435,202	283,549
General and administrative	20,008	28,260	45,294	55,447
Restructuring	–	1,607	–	5,046
Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange and depreciation and amortization	56,520	22,400	140,828	121,664
Depreciation and amortization	95,799	96,611	192,962	191,860
Operating loss	(39,279)	(74,211)	(52,134)	(70,196)
Foreign exchange	(798)	754	(751)	8,335
Finance charges (Note 7)	34,532	33,161	67,514	69,398
Gain on repurchase of unsecured senior notes	–	–	–	(4,873)
Loss before income taxes	(73,013)	(108,126)	(118,897)	(143,056)
Income taxes:
Current	(640)	(11,395)	250	(14,359)
Deferred	(36,243)	(39,054)	(60,403)	(51,137)
	(36,883)	(50,449)	(60,153)	(65,496)
Net loss	$(36,130)	$(57,677)	$(58,744)	$(77,560)
Net loss per share: (Note 8)
Basic	$(0.12)	$(0.20)	$(0.20)	$(0.26)
Diluted	$(0.12)	$(0.20)	$(0.20)	$(0.26)

See accompanying notes to interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Loss (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2017	2016	2017	2016
Net loss	$(36,130)	$(57,677)	$(58,744)	$(77,560)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(57,408)	6,107	(75,962)	(147,991)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	48,901	(5,473)	64,025	120,000
Comprehensive loss	$(44,637)	$(57,043)	$(70,681)	$(105,551)

See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements of Cash Flow (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2017	2016	2017	2016
Cash provided by (used in):
Operations:
Net loss	$(36,130)	$(57,677)	$(58,744)	$(77,560)
Adjustments for:
Long-term compensation plans	(602)	7,565	2,331	15,089
Depreciation and amortization	95,799	96,611	192,962	191,860
Gain on repurchase of unsecured senior notes	–	–	–	(4,873)
Foreign exchange	(1,402)	3,554	(1,354)	11,537
Finance charges	34,532	33,161	67,514	69,398
Income taxes	(36,883)	(50,449)	(60,153)	(65,496)
Other	(607)	518	(777)	140
Income taxes paid	(1,711)	(4,808)	(2,761)	(10,575)
Income taxes recovered	–	67	332	67
Interest paid	(68,351)	(61,478)	(70,259)	(69,509)
Interest received	168	1,564	1,381	2,143
Funds provided by (used in) operations	(15,187)	(31,372)	70,472	62,221
Changes in non-cash working capital balances	17,926	52,037	(33,963)	70,618
	2,739	20,665	36,509	132,839
Investments:
Purchase of property, plant and equipment	(28,437)	(53,424)	(50,529)	(80,585)
Proceeds on sale of property, plant and equipment	3,563	1,548	5,781	3,705
Income taxes recovered	–	2,917	–	2,917
Changes in non-cash working capital balances	(2,175)	6,825	(10,566)	(19,284)
	(27,049)	(42,134)	(55,314)	(93,247)
Financing:
Repurchase of unsecured senior notes	–	–	–	(8,409)
Debt issue costs	–	(1,155)	(341)	(1,155)
Issuance of common shares on the exercise of options	–	1,724	–	1,914
	–	569	(341)	(7,650)
Effect of exchange rate changes on cash and cash equivalents	(1,206)	223	(1,495)	(21,022)
Increase (decrease) in cash and cash equivalents	(25,516)	(20,677)	(20,641)	10,920
Cash and cash equivalents, beginning of period	120,580	476,356	115,705	444,759
Cash and cash equivalents, end of period	$95,064	$455,679	$95,064	$455,679

See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements of Changes in Equity (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (Note 5)	Deficit	Total equity
Balance at January 1, 2017	$2,319,293	$38,937	$156,456	$(552,568)	$1,962,118
Net loss for the period	–	–	–	(58,744)	(58,744)
Other comprehensive loss for the period	–	–	(11,937)	–	(11,937)
Share based compensation expense (Note 6)	–	2,541	–	–	2,541
Balance at June 30, 2017	$2,319,293	$41,478	$144,519	$(611,312)	$1,893,978

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2016	$2,316,321	$35,800	$166,101	$(397,013)	$2,121,209
Net loss for the period	–	–	–	(77,560)	(77,560)
Other comprehensive loss for the period	–	–	(27,991)	–	(27,991)
Share options exercised	2,955	(1,041)	–	–	1,914
Share based compensation expense (Note 6)	–	1,983	–	–	1,983
Balance at June 30, 2016	$2,319,276	$36,742	$138,110	$(474,573)	$2,019,555

See accompanying notes to interim consolidated financial statements.

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Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

Note 1. Description of BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

Note 2. basis of PRESENTATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2016.

These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2016.

These condensed consolidated interim financial statements were approved by the Board of Directors on July 28, 2017.

(b) Use of Estimates and Judgements

The preparation of the condensed consolidated interim financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed consolidated interim financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed consolidated interim financial statements remained unchanged from those disclosed in the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2016.

(c) Seasonality

Precision has operations that are carried on in Canada which represent approximately 41% (2016 - 44%) of consolidated total assets as at June 30, 2017 and 42% (2016 - 37%) of consolidated revenue for the six months ended June 30, 2017. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

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(d) Accounting Standards, Interpretations and Amendments to Existing Standards not yet Effective

IFRS 15, Revenue from Contracts with Customers, becomes effective for annual reporting periods beginning on or after January 1, 2018. The Corporation has made progress in its determination of performance obligations in its drilling and well servicing contracts and is currently evaluating the performance obligations for its other revenue streams. At this point, the Corporation has not determined the impact that the implementation of this new standard will have on its financial statements.

(e) Reclassification of prior period amounts

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

Note 3. long-term debt

	June 30,	December 31,
	2017	2016
Senior Credit Facility	$–	$–
Unsecured senior notes:
6.625% senior notes due 2020 (US$371.8 million)	482,626	499,150
6.5% senior notes due 2021 (US$318.6 million)	413,655	427,818
7.75% senior notes due 2023 (US$350.0 million)	454,387	469,945
5.25% senior notes due 2024 (US$400.0 million)	519,300	537,080
	1,869,968	1,933,993
Less net unamortized debt issue costs	(25,195)	(27,059)
	$1,844,773	$1,906,934

On January 20, 2017 we agreed with our lenders to reduce the size of the Senior Credit Facility to US$525 million from US$550 million, increase the amount of the accordion feature from $250 million to $275 million after March 31, 2018 and to further amend the Adjusted EBITDA (as defined in the debt agreement) to interest expense coverage ratio to the greater of 1.25:1 for the periods ending March 31 , June 30 and September 30, 2017, 1.5:1 for the periods ending December 31, 2017 and March 31, 2018 and to revert back to 2.5:1 for periods ending after March 31, 2018.

At June 30, 2017 we were in compliance with the covenants of our Senior Credit Facility.

The senior notes require that we comply with certain financial covenants including an incurrence based consolidated interest coverage ratio test of consolidated cash flow (as defined in the senior note agreements) to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event that our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters the senior notes restrict our ability to incur additional indebtedness. As at June 30, 2017, our senior notes consolidated interest coverage ratio was 1.58:1 which limits our ability to incur additional indebtedness, except as permitted under the agreements, until such time as we are in compliance with the ratio test but would not restrict our access to available funds under the senior credit facility or refinance our existing debt. Furthermore, it does not give rise to any cross-covenant violations, give the lenders the right to demand repayment of any outstanding portion of the senior notes prior to the stated maturity dates, or provide any other forms of recourse to the lenders.

Long-term debt obligations at June 30, 2017 will mature as follows:

2020	$482,626
2021	413,655
Thereafter	973,687
$1,869,968

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Note 4. shareholders’ capital

	Number	Amount
Common shares
Balance December 31, 2016 and June 31, 2017	293,238,858	$2,319,293

Note 5. Accumulated other COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains	Foreign Exchange Loss on Net Investment Hedge	Accumulated Other Comprehensive Income
Balance, December 31, 2016	$587,278	$(430,822)	$156,456
Other comprehensive income (loss)	(75,962)	64,025	(11,937)
Balance, June 30, 2017	$511,316	$(366,797)	$144,519

NOTE 6. share based compensation plans

In May 2017 shareholders approved a new omnibus equity incentive plan (Omnibus Plan) that will allow the Corporation to settle short-term incentive awards (annual bonus) and long-term incentive awards (options, performance share unit and restricted share units) issued on or after February 8, 2017 in voting shares of Precision (either issued from treasury or purchased in the open market), cash, or a combination of both. Precision intends to settle all short-term incentive, restricted share unit and non-executive performance share unit awards issued under the Omnibus Plan in cash and to settle performance share awards issued to senior executives and all options in voting shares. No further grants will be made under the legacy stock option plan, performance share unit plan or restricted share unit plan. Vesting conditions for incentive awards issued under the Omnibus Plan are unchanged from what existed under the legacy plans.

Liability Classified Plans

	Restricted Share Units(a)	Performance Share Units(a)	Share Appreciation Rights(b)	Non-Management Directors’ DSUs(c)	Total
Balance, December 31, 2016	$15,592	$29,045	$3	$4,602	$49,242
Expensed (recovered) during the period	849	(1,878)	(3)	(1,282)	(2,314)
Payments	(10,652)	(13,277)	–	–	(23,929)
Balance, June 30, 2017	$5,789	$13,890	$–	$3,320	$22,999

Current	$4,122	$7,246	$–	$–	$11,368
Long-term	1,667	6,644	–	3,320	11,631
	$5,789	$13,890	$–	$3,320	$22,999

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(a) Restricted Share Units and Performance Share Units

A summary of the activity for the restricted share units (RSUs) and the performance share units (PSUs) is presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2016	3,129,039	6,493,798
Granted	1,066,300	809,100
Redeemed	(1,394,678)	(1,300,339)
Forfeitures	(161,550)	(144,396)
June 30, 2017	2,639,111	5,858,163

(b) Share Appreciation Rights

A summary of the activity under the share appreciation rights plan is presented below:

	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2016	253,376	$15.22 – 15.79	$15.47	253,376
Forfeitures	(109,307)	15.79 – 15.79	15.79
June 30, 2017	144,069	$15.22 – 15.22	$15.22	144,069

(c) Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under the non-management director deferred share unit plan is presented below:

Outstanding
December 31, 2016	621,821
Granted	139,601
June 30, 2017	761,422

Equity Settled Plans

(d) Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement. A summary of the activity under this share based incentive plan is presented below:

Deferred Share Units	Outstanding
December 31,2016 and June 30, 2017	195,743

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(e) Share Options

A summary of the activity for the share options is presented below:

Canadian share options	Outstanding	Range of Exercise Price	Weighted Average Exercise Price	Exercisable
December 31, 2016	6,188,672	$4.46 – 14.50	$8.70	4,369,155
Granted	377,100	7.30 – 7.30	7.30
Forfeitures	(978,230)	7.32 – 14.50	8.84
June 30, 2017	5,587,542	$4.46 – 14.50	$8.58	4,354,201

U.S. share options	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2016	5,337,070	$3.21 – 15.21	$6.69	2,626,326
Granted	1,165,900	3.99 – 5.57	5.56
Forfeitures	(592,517)	5.79 – 10.96	8.43
June 30, 2017	5,910,453	$3.21 – 15.21	$6.29	3,199,507

The per option weighted average fair value of the share options granted during 2017 was $1.59 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate 1.4%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 54%. Included in net earnings for the three and six months ended June 30, 2017 is an expense of $0.6 million (2016 - $0.8 million) and $1.7 million (2016 - $2.0 million), respectively.

(f) Executive Performance Share Units

During 2017 Precision granted PSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. These PSUs vest over a three year period and incorporate performance criteria established at the date of grant that can adjust the number of performance share units available for settlement from zero to two times the amount originally granted. A summary of the activity under this share based incentive plan is presented below:

	Outstanding	Weighted Fair Value
December 31, 2016	–	$–
Granted	1,142,300	6.00
June 30, 2017	1,142,300	$6.00

The per unit weighted average fair value of the performance share units granted during 2017 was $6.00 estimated on the grant date using a Monte Carlo simulation with the following assumptions: share price of $5.08, average risk-free interest rate of 1.2%, average expected life of three years, expected volatility of 60%, and an expected dividend yield of nil. Included in net earnings for the three and six months ended June 30, 2017 is an expense of $0.8 million (2016 - $nil) and $0.8 million (2016 - $nil), respectively.

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NOTe 7. Finance Charges

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Interest:
Long-term debt	$33,299	$33,419	$66,016	$68,771
Other	37	106	179	281
Income	(166)	(1,656)	(1,368)	(2,254)
Amortization of debt issue costs	1,362	1,292	2,687	2,600
Finance charges	$34,532	$33,161	$67,514	$69,398

Note 8. Per share amounts

The following tables reconcile the net loss and weighted average shares outstanding used in computing basic and diluted net loss per share:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Net loss - basic and diluted	$(36,130)	$(57,677)	$(58,744)	$(77,560)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands)	2017	2016	2017	2016
Weighted average shares outstanding – basic	293,239	293,134	293,239	293,027
Effect of stock options and other equity compensation plans	–	–	–	–
Weighted average shares outstanding – diluted	293,239	293,134	293,239	293,027

Note 9. Segmented information

The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, oilfield equipment rental, camp and catering services, and wastewater treatment units.

Three months ended June 30, 2017	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$247,122	$29,381	$–	$(979)	$275,524
Operating loss	(18,034)	(6,758)	(14,487)	–	(39,279)
Depreciation and amortization	85,065	7,094	3,640	–	95,799
Total assets	3,678,829	209,036	190,218	–	4,078,083
Goodwill	206,237	–	–	–	206,237
Capital expenditures	20,150	444	7,843	–	28,437

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Three months ended June 30, 2016	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$147,780	$16,731	$–	$(532)	$163,979
Operating loss	(43,909)	(9,136)	(21,166)	–	(74,211)
Depreciation and amortization	86,412	6,568	3,631	–	96,611
Total assets	3,811,152	198,794	502,454	–	4,512,400
Goodwill	206,306	–	–	–	206,306
Capital expenditures	51,718	705	1,001	–	53,424

Six months ended June 30, 2017	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$548,179	$75,730	$–	$(2,585)	$621,324
Operating loss	(10,558)	(9,574)	(32,002)	–	(52,134)
Depreciation and amortization	171,254	14,497	7,211	–	192,962
Total assets	3,678,829	209,036	190,218	–	4,078,083
Goodwill	206,237	–	–	–	206,237
Capital expenditures	38,657	1,998	9,874	–	50,529

Six months ended June 30, 2016	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$422,617	$45,185	$–	$(2,096)	$465,706
Operating loss	(12,571)	(18,553)	(39,072)	–	(70,196)
Depreciation and amortization	170,691	13,778	7,391	–	191,860
Total assets	3,811,152	198,794	502,454	–	4,512,400
Goodwill	206,306	–	–	–	206,306
Capital expenditures	76,451	1,048	3,086	–	80,585

The Corporation’s operations are carried on in the following geographic locations:

Three months ended June 30, 2017	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$80,304	$151,950	$48,641	$(5,371)	$275,524
Total assets	1,664,658	1,760,964	652,461	–	4,078,083

Three months ended June 30, 2016	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$45,721	$83,826	$36,453	$(2,021)	$163,979
Total assets	2,007,631	1,870,792	633,977	–	4,512,400

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Six months ended June 30, 2017	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$258,539	$275,014	$96,719	$(8,948)	$621,324
Total assets	1,664,658	1,760,964	652,461	–	4,078,083

Six months ended June 30, 2016	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$170,476	$218,920	$80,081	$(3,771)	$465,706
Total assets	2,007,631	1,870,792	633,977	–	4,512,400

Note 10. Fair Values of Financial Instruments

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at June 30, 2017 was approximately $1,799 million (December 31, 2016 - $1,917 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

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